UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

             Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                       Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.    Investment Company Act File Number:          Date examination
      811-5536                                     completed:  5/31/2006

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2.    State Identification Number:

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AL            AK            AZ           AR         CA          CO
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CT            DE            DC           FL         GA          HI
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ID            IL            IN           IA         KS          KY
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LA            ME            MD           MA         MI          MN
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MS            MO            MT           NE         NV          NH
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NJ            NM            NY           NC         ND          OH
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OK            OR            PA           RI         SC          SD
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TN            TX            UT           VT         VA          WA
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WV            WI            WY           PUERTO RICO
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Other (specify):
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3.    Exact name of investment company as specified in registration statement:  Capital One Funds


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4.    Address of principal executive office:  (number, street, city, state, zip code)
                              5800 Corporate Drive
                            Pittsburgh, PA 15237-7010
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

        THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.





        Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
Hibernia Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Hibernia Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2006, and with respect to agreement of security purchases and sales, for the period from January 31, 2006 (the date of our last examination), through May 31, 2006:

o Confirmation of all securities held by institutions in book entry form by Marshall & Ilsley Corp. (Sub-custodian) on behalf of Hibernia National Bank (Custodian);

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Hibernia National Bank records; and

o Reconciliation of all such securities to the books and records of the Funds and Hibernia National Bank.

o Agreement of 13 security purchases and 12 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Hibernia Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2006, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Hibernia Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP


June 15, 2006

CapitalOne/private client group
Capital One, N.A.
313 Carondelet St.
P.O. Box 61540
New Orleans, LA 70161
1-800-572-4372
Fax:  1-888-218-5676




   Management Statement Regarding Compliance With Certain Provisions of the
                        Investment Company Act of 1940

June 15, 2006

We, as members of management of Capital One Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2006, and from January 31, 2006 through May 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2006, and from January 31, 2006 through May 31, 2006, with respect to securities reflected in the investment account of the Funds.

                                       By:


                                       /s/ Erin C. Paul
                                       Erin C. Paul
                                       Capital One Trust Services


                                       /s/Richard Paddock
                                       Richard Paddock
                                       Treasurer
                                       Capital One Funds